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                               April 29, 2022

       Christopher Seveney
       President, CEO and CFO
       CWS Investments Inc
       5242 Port Royal Rd #1785
       North Springfield, VA 22151

                                                        Re: CWS Investments Inc
                                                            Offering Statement
on Form 1-A
                                                            Filed April 7, 2022
                                                            File No. 024-11857

       Dear Mr. Seveney:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed April 7, 2022

       Cover Page

   1. We note your disclosure here and elsewhere that you intend to offer 7% Bonus Shares for the investors that
purchase the first 2,500,000 shares to encourage early investment. It appears you will then
continue the offering at the disclosed price without the bonus shares, making this effectively
a delayed offering for those investors purchasing after the first
                                                        2,500,000 shares have
been sold. Delayed offerings are not permitted under Regulation A,
                                                        Securities Act Rule
251(d)(3). Please revise the terms of your offering to comply with
                                                        Rule 251.
       Risk Factors
       Risks Related to the Companys Limited Operating History, page 8

   2. Please refer to your risk factor disclosure on page 10 related to the potential for being
 Christopher Seveney
CWS Investments Inc
April 29, 2022
Page 2
       deemed an investment company. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the
       Investment Company Act of 1940. Please supplementally provide us with a discussion and analysis of how you specifically intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company
       Act of 1940. We may refer your response to the Division of Investment Management.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      You may contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at
202-551-3758 if you have questions.



                                                             Sincerely,
FirstName LastNameChristopher Seveney
                                                             Division of
Corporation Finance
Comapany NameCWS Investments Inc
                                                             Office of Finance
April 29, 2022 Page 2
cc:       Brian Gallagher
FirstName LastName